UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED SECOND QUARTER 2019 RESULTS1,2

Santiago, Chile, August 7, 2019 – CCU announced today its consolidated financial and operating results for the second quarter 2019, which ended June 30, 2019:

Consolidated Volumes increased 1.4%. Volume variation per Operating segment was as follows:
o	Chile 2.2%
o	International Business 1.5%. Excluding Bolivia, volumes decreased 6.5%[3]
o	Wine (1.6)%
Net sales increased 1.4%.
EBITDA reached CLP 51,879 million, a 9.8% decrease, when excluding the effects of the CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI) transaction, which took place in the 2Q18 (the “Transaction”)[4].
EBITDA variation per Operating segment was as follows:
o	Chile 4.8%
o	International Business (94.3)%
o	Wine 15.0%
Net income reached CLP 18,040 million, a 45.1% increase, when excluding the Transaction.
Earnings per share reached CLP 48.8 per share.

Key figures	2Q19	2Q18	Total change %	YTD19	YTD18	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	5,889	5,806	1.4	13,998	13,415	4.3
Net sales	377,362	372,170	1.4	854,220	844,333	1.2
Gross profit	177,755	185,704	(4.3)	423,230	450,022	(6.0)
EBIT	24,731	36,722	(32.7)	100,624	127,520	(21.1)
EBITDA	51,879	57,490	(9.8)	152,307	170,061	(10.4)
Net income	18,040	12,430	45.1	66,556	69,175	(3.8)
Earnings per share (CLP)	48.8	33.6	45.1	180.1	187.2	(3.8)

Including the effect of the Transaction:
EBIT	24,731	245,656	(89.9)	100,624	336,455	(70.1)
EBITDA	51,879	266,425	(80.5)	152,307	378,995	(59.8)
Net income	18,040	165,926	(89.1)	66,556	222,671	(70.1)

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.
2 All growth or variation references in this Earnings Release refer to 2Q19 compared to 2Q18, unless otherwise stated.
3 CCU began to consolidate Bolivia as of August 9, 2018.
4 For further information about the Transaction see the Note 1- letter C, of our Consolidated Financial Statements.

PRESS RELEASE
COMMENTS FROM THE CEO

Variations against last year and 2Q18 ratios exclude the effects of the CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI) transaction, which took place in the 2Q18.

During the second quarter of 2019, CCU’s consolidated volumes increased 1.4%, while EBITDA was down 9.8% to CLP 51,879 million.

Consequently, EBITDA margin deteriorated 170 bps, from 15.4% to 13.7%. The weaker financial results were mainly explained by the high depreciation of the CLP and ARS against the USD, which depreciated 10.1% 5 and 82.3%6, respectively, increasing our USD-denominated costs, and by the absence of price increases in Argentina during most of the first half of the year, limiting our capacity to offset the impact of inflation on our costs and MSD&A expenses. These effects were partially compensated by efficiency gains from the ExCCelencia CCU program and the implementation of revenue management initiatives. In fact, the drop of CLP 5,611 million in EBITDA was caused by the fall of CLP 10,263 million in the International Business Operating segment, while we posted a positive turnaround in the Chile Operating segment, where EBITDA rose CLP 2,099 million, and a CLP 1,011 million increase in the Wine Operating segment.

In terms of Net income, we increased 45.1% to CLP 18,040 million. This result was affected by four mostly non-operating effects in Argentina, three positive (a tax asset revaluation, the application of IFRS-3 on the recent wine assets acquisition, and the application of inflation for tax purposes) and one negative (the application of Hyperinflation Accounting), with a net positive impact of CLP 7,123 million. Excluding the aforementioned impact, Net income would have decreased 12.2%.

In the Chile Operating segment, our top-line rose 3.2%, with volumes expanding 2.2%, in line with the economy. Average prices were up 1.0%, comparing positively with the 0.9% decrease in the first quarter. This is the first result of our revenue management initiatives that allowed us to raise prices in a still highly promoted industry. Gross margin dropped by 142 bps, mostly due to the higher USD-denominated costs from the weaker CLP. However, we were able to compensate the increase in COGS with efficiency gains in MSD&A expenses, which as a percentage of Net sales improved by 135 bps. Accordingly, EBITDA reached CLP 46,029 million, an expansion of 4.8%, posting a positive turnaround when compared with the 8.0% drop in 1Q19. As a result, EBITDA margin jumped 29 bps, from 19.3% to 19.6%.

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported volumes that rose 1.5%. Excluding Bolivia, volumes were down 6.5%3, explained by the industry contraction in Argentina associated with a high comparison base in the 2Q18 and a weak economic scenario. Net sales declined 2.1%, explained by the 3.6% average prices drop in CLP, due to the impact of the 66.5%6 depreciation of the ARS against the CLP and the absence of price increases during most of the first half of the year, which at the same time, limited our capability to offset the FX pressure on our USD-linked costs and the negative impact of inflation. Accordingly, gross margin contracted from 53.3% to 42.8%. It is important to mention that it takes time to compensate for the sharp currency devaluation and high inflation in our results. In this regard, we took the first step by increasing prices in Argentina at the end of June. All in all, EBITDA decreased 94.3%, reaching CLP 617 million, and EBITDA margin deteriorated from 11.5% to 0.7%.

The Wine Operating segment posted a 1.0% increase in revenue, explained by 2.6% higher average prices in CLP, partially offset by a 1.6% drop in volumes. The low dynamism in volumes is explained by exports mainly due to higher competition in key markets where we operate. The higher average prices were explained by the positive effect of the stronger USD against the CLP and ARS on our export revenues. The Operating segment’s gross margin continued to recover this quarter, with an improvement of 316 bps, from 33.0% to 36.1%, primarily associated with lower cost of wine against last year and higher average prices. MSD&A expenses over total sales increased from 24.1% to 26.4%, mainly due to temporary marketing expenses which concentrated in the quarter. Altogether, EBITDA reached CLP 7,769 million, an expansion of 15.0%, and EBITDA margin improved by 174 bps, from 12.6% to 14.3%.

In Colombia, where we have a joint venture with Postobón, we continued to post promising results after the launch of our locally produced beer Andina, which complemented our premium beer portfolio. Since March, we have seen gains in market share and a positive trend in volumes, reflecting the success of our marketing strategy in positioning the Andina brand and most importantly a positive acceptance from the consumers. By the end of June, we more than doubled the volumes reached during the first semester of 2018. Furthermore, we started producing Tecate in our plant and entered the malt category at the end of July, when we launched Natumalta. We expect to continue increasing points of sales and to implement our strategy that involves a focus on quality and to deliver the best experience to our clients and consumers.

In the second quarter, CCU was able to partially offset significant external effects from the devaluation of local currencies by developing a strategy that aims to defend profitability through revenue management initiatives and efficiency efforts. In total, we kept positive consolidated volume growth, we achieved an EBITDA expansion in the Chile and Wine Operating segments, and we were able to raise prices in Argentina at the end of the quarter. During the second half of the year we will continue executing our sustainable and profitable growth strategy supported by a strong portfolio of brands, our continuous pursuit of operational excellence and our focus on innovation, marketing and sales execution.

5 The CLP currency variation against the USD considers average of period (aop) compared to aop.
6 The ARS currency variation against the CLP or the USD considers 2019 end of period (eop) compared to 2018 aop

PRESS RELEASE
CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – SECOND QUARTER (Exhibit 1 & 3)

Variations against last year and 2Q18 ratios exclude the effects of the CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI) transaction, which took place in the 2Q18.

  Net sales increased 1.4%, driven by 1.4% volume growth, while average prices in CLP were flat. Consolidated volume growth was driven by a 2.2% and 1.5% increase in volumes in the Chile and International Business Operating segments, respectively, partially offset by a 1.6% decline in the Wine Operating segment. The null variation on average prices in CLP was primarily explained by the 66.5%6 depreciation of the ARS against the CLP, and the absence of price increases during most of the first half of the year in Argentina, which reduced the revenue contribution in CLP from the International Business Operating segment. These effects were partially offset by 1.0% higher average prices in the Chile Operating segment, explained by the implementation of revenue management initiatives, and the Wine Operating segment, where average prices increased 2.6%, due to favorable impact of the stronger USD on export revenues.
  Cost of sales increased 7.0%, explained by the 1.4% expansion in volumes and the 5.5% rise in Cost of sales per hectoliter. The Chile Operating segment reported a 4.0% growth in Cost of sales per hectoliter, explained by the increase in USD-linked costs from the 10.1%5 depreciation of the CLP against the USD, partially compensated by lower costs of aluminum, PET and sugar. In the International Business Operating segment, the Cost of sales per hectoliter in CLP increased 18.1%, primarily due to the impact of the 82.3%6 depreciation of the ARS against the USD on USD-linked costs, as well as the effects of inflation in Argentina (55.8% y/y as of June). In the Wine Operating segment, the Cost of sales per hectoliter decreased by 2.2%, due to a lower cost of wine that more than offset the effect of the depreciation of the CLP against the USD on our USD linked materials.
  Gross profit reached CLP 177,755 million, a decrease of 4.3%, resulting in a drop of 279 bps in our Gross margin, as a consequence of the effects described above.
  MSD&A increased 5.1%, while MSD&A as a percentage of Net sales increased by 147 bps. In the Chile Operating segment, MSD&A as a percentage of Net sales improved by 135 bps, explained by efficiencies that more than offset higher fuel prices on our distribution costs. In the International Business Operating segment, MSD&A as a percentage of Net sales worsened by 844 bps, concentrated in Argentina, due to the negative impact of inflation and the contraction in Net sales, associated with the absence of price increases during most of the first half of the year. In the Wine Operating segment, MSD&A as a percentage of Net sales increased 228 bps, from 24.1% to 26.4%, mostly due to temporary marketing expenses concentrated in the quarter.
  EBIT reached CLP 24,731 million, a decrease of 32.7%. This result was explained by the sharp depreciation of our local currencies against the USD, the effect of inflation in our costs and MSD&A expenses, and the absence of price increases in Argentina during most of the first half of the year.
  EBITDA reached CLP 51,879 million, a decrease of 9.8%, deteriorating EBITDA margin by 170 bps, from 15.4% to 13.7%. The drop in EBITDA was explained by the International Business Operating segment, which reported a decline of 94.3%, due to the same impacts described in EBIT, and was partially offset by both the positive turnaround in the Chile Operating segment, where EBITDA rose 4.8% and by the Wine Operating segment with an expansion of 15.0%.
  Non-operating result totalized a loss of CLP 7,271 million, an improvement of 28.2% when compared with a loss of CLP 10,130 million last year, primarily due to a better result in Foreign currency exchange by CLP 5,443 million, and lower Net financial expenses by CLP 2,675 million, due to a larger Cash and cash equivalents maintained for upcoming Tax expenses and dividend payments related to the results of both ongoing operations and the transaction between CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI). These effects were partially offset by a decrease of CLP 3,240 million in Result as per adjustment units, largely explained by the application of Hyperinflation accounting in Argentina and a lower result in Equity and income of JVs and associated by CLP 2,594 million, by cause of a lower financial result in Colombia.
  Income taxes reached a gain of CLP 3,622 million, an improvement of CLP 15,018 million from last year, mostly explained by positive effects in Argentina, detailed below, and by taxes resulting from our foreign currency denominated assets, as a consequence of the appreciation of the USD against the CLP in 2Q18.
  Net income reached CLP 18,040 million, an expansion of 45.1%. This result was affected by four mostly non-operating effects in Argentina: (i) a tax asset revaluation gain of CLP 6,731 million, (ii) a positive gain of CLP 3,137 million from the application of IFRS-3 on the recent wine assets acquisition, (iii) a positive gain of CLP 2,739 million from the application of inflation for tax purposes and, (iv) a negative impact of CLP 5,484 million from the effect of Hyperinflation accounting. Excluding the aforementioned impacts, Net income would have decreased 12.2%.

PRESS RELEASE
CONSOLIDATED INCOME STATEMENT HIGHLIGHTS FIRST HALF (Exhibit 2 & 4)

Variations against last year and 2Q18 ratios exclude the effects of the CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI) transaction, which took place in the 2Q18.

  Net sales increased 1.2%, driven by 4.3% volume growth, which was partially offset by a 3.0% decline in average prices in CLP. Consolidated volume growth was driven by a 7.5% and 3.7% increase in volumes in the International Business and Chile Operating segments, respectively, partially offset by a 1.2% decline in the Wine Operating segment. The 3.0% lower average prices in CLP was mostly due to the 11.9% drop in the International Business Operating segment, explained by both the 78.2%6 depreciation of the ARS against the CLP, and the absence of price increases during most of the first half of the year in Argentina. The Chile Operating segment average prices were flat. In the Wine Operating segment, the average prices expanded 4.7%, due to the favorable impact of the stronger USD on export revenues.
  Cost of sales increased 9.3%, explained by the 4.3% expansion in volumes and the 4.8% rise in Cost of sales per hectoliter. The Chile Operating segment reported a 4.2% growth in Cost of sales per hectoliter, explained by the increase in USD-linked costs from the 10.5%5 depreciation of the CLP against the USD, partially compensated by lower costs of aluminum, PET and sugar. In the International Business Operating segment, the Cost of sales per hectoliter in CLP increased 11.8%, primarily due to the impact of the 98.2%6 depreciation of the ARS against the USD on USD-linked costs, as well as the effects of inflation in Argentina. In the Wine Operating segment, the Cost of sales per hectoliter increased by 0.5%, because of the depreciation of the CLP against the USD on our USD-linked materials.
  Gross profit reached CLP 423,230 million, a decrease of 6.0%, resulting in a 375 bps deterioration in our Gross margin, as a consequence of the effects described above.
  MSD&A expenses increased 2.5% and, as a percentage of Net sales, increased by 49 bps from 38.5% to 38.9%. In the Chile Operating segment, MSD&A as a percentage of Net sales improved by 17 bps, due to efficiency gains that more than offset the impact of higher oil prices in our distribution costs. In the International Business Operating segment, MSD&A as a percentage of Net sales increased by 322 bps, due to the negative impact of inflation and the contraction in Net sales, associated with the absence of price increases during most of the first half of the year in Argentina. In the Wine Operating segment, MSD&A as a percentage of Net sales increased 143 bps.
  EBIT reached CLP 100,624 million, a decrease of 21.1%, associated with the abovementioned effects.
  EBITDA reached CLP 152,307 million, a decrease of 10.4%, explained by the International Business and Chile Operating segments, which reported a decline of 51.4% and 3.6%, respectively, partially compensated by the 19.9% increase in the Wine Operating segment. Accordingly, our consolidated EBITDA margin contracted by 231 bps, from 20.1% to 17.8%. This result was explained by the same drivers described above.
  Non-operating result improved by 33.8%, with a loss of CLP 12,190 million compared to a loss of CLP 18,403 million last year, primarily as a result of CLP 6,104 million in lower Net financial expenses, due to higher Cash and cash equivalents maintained for upcoming Tax expenses and dividend payments related to the results from both ongoing operations and the Transaction, and a better result in Foreign currency exchange by CLP 6,606 million. These effects were partially offset by a decrease of CLP 3,964 million in Result as per adjustment units, largely explained by the application of Hyperinflation accounting in Argentina, and a lower result in Equity and income of JVs and associated by CLP 3,182 million, explained by a lower financial result in Colombia.
  Income taxes reached CLP 14,944 million, 54.8% less than last year, mainly explained by: (i) a lower consolidated taxable income, (ii) taxes resulting from our foreign currency denominated assets as a consequence of the appreciation of the USD against the CLP in the 2Q18, (iii) a tax asset revaluation in Argentina, and (iv) a positive gain from the application of inflation for tax purposes in Argentina.
  Net income reached CLP 66,556 million, a decrease of 3.8%.

PRESS RELEASE
HIGHLIGHTS OPERATING SEGMENTS SECOND QUARTER

Variations against last year and 2Q18 ratios exclude the effects of the CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI) transaction, which took place in the 2Q18.

1. CHILE OPERATING SEGMENT

In the Chile Operating segment, our top-line rose 3.2%, with volumes expanding 2.2%, in line with the economy. Average prices were up 1.0%, comparing positively with the 0.9% decrease in the first quarter. This is the first result of our revenue management initiatives that allowed us to raise prices in a still highly promoted industry. Gross margin dropped by 142 bps, mostly due to the higher USD-denominated costs from the weaker CLP. However, we were able to compensate the increase in COGS with efficiency gains in MSD&A expenses, which as a percentage of Net sales improved by 135 bps. Accordingly, EBITDA reached CLP 46,029 million, an expansion of 4.8%, posting a positive turnaround when compare with the 8.0% drop in 1Q19. As a result, EBITDA margin jumped 29 bps, from 19.3% to 19.6%.

In terms of innovation, during the 2Q19 we incorporated Coors Original, Royal Guard Pacific IPA and relaunched Escudo Negra to our beer portfolio. In the spirits category we launched Ice Spritz and released a limited edition of Mistral Nobel, called Mistral Nobel Eclipse. In the non-alcoholic beverages category we continue to innovate in packaging with a new 220 cc can for Pepsi Zero.

Regarding sustainability initiatives, we implemented beer displays with recycled material and elaborated over 60,000 plastic pallets with residuals from the fishing industry from the south of Chile. In addition, and as part of our Responsible Consumption program, in an effort to promote and reinforce the current regulations prohibiting the sale of alcohol to minors (under 18 years old), in July, CCU re-launched the campaign “No venta de alcohol a menores”, supported by local authorities and the association of liquors stores of Chile. Additionally, we launched for the first time a regional edition of the Innpacta program, in both Chile and Argentina, with very positive reception. This program aims to support and reward startups that design innovative projects for the beverage industry.

2. INTERNATIONAL BUSINESS OPERATING SEGMENT

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported volumes that rose 1.5%. Excluding Bolivia, volumes were down 6.5%3, explained by the industry contraction in Argentina associated with a high comparison base in the 2Q18 and a weak economic scenario. Net sales declined 2.1%, explained by the 3.6% average prices drop in CLP, due to the impact of the 66.5%6 depreciation of the ARS against the CLP and the absence of price increases during most of the first half of the year, which at the same time, limited our capability to offset the FX pressure on our USD-linked costs and the negative impact of inflation. Accordingly, gross margin contracted from 53.3% to 42.8%. It is important to mention that it takes time to compensate for the sharp currency devaluation and high inflation in our results. In this regard, we took the first step by increasing prices in Argentina at the end of June. All in all, EBITDA decreased 94.3%, reaching CLP 617 million, and EBITDA margin deteriorated from 11.5% to 0.7%.

This quarter in Argentina, we launched Pehuenia, a craft cider designed for young people who value quality and authenticity, and we started to distribute the brands Colón, Graffigna and Santa Silvia, from a recently acquired winery in Argentina. In terms of sustainability, we launched a regional version of the Innpacta program, in both Chile and Argentina, as mentioned above.

3. WINE OPERATING SEGMENT

The Wine Operating segment posted a 1.0% increase in revenue, explained by 2.6% higher average prices in CLP, partially offset by a 1.6% drop in volumes. The low dynamism in volumes is more than explained by exports mainly due to higher competition in key markets where we operate. The higher average prices were explained by the positive effect of the stronger USD against the CLP and ARS on our export revenues. The Operating segment’s gross margin continued to recover this quarter, with an improvement of 316 bps, from 33.0% to 36.1%, primarily associated with lower cost of wine against last year and higher average prices. MSD&A expenses over total sales deteriorated during the quarter from 24.1% to 26.4%, mainly due to temporary marketing expenses which concentrated in the quarter. Altogether, EBITDA reached CLP 7,769 million, an expansion of 15.0%, and EBITDA margin improved by 174 bps, from 12.6% to 14.3%.

During the quarter we integrated the wine brands Colón, Graffigna and Santa Silvia to our wine portfolio in Argentina.

PRESS RELEASE
ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay, Peru and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer industry and in Peru, in the pisco industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor Santiago Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

  Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
  International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in the Argentina, Uruguay, Paraguay and Bolivia.
  Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
  Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions between segments.

PRESS RELEASE

ARS
Argentine peso.

CLP
Chilean peso.

Cost of sales
Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)
Net profit divided by the weighted average number of shares during the year.

EBIT
Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA
EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)
Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit
Gross profit represents the difference between Net sales and Cost of sales.

Gross margin
Gross profit as a percentage of Net sales.

Liquidity ratio
Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)
MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt
Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA
The ratio is based on a twelve month rolling calculation for EBITDA.

Net income
Net income attributable to the equity holders of the parent.

UF
The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD
United States Dollar.

PRESS RELEASE
Exhibit 1: Consolidated Income Statement (Second Quarter 2019)
Second Quarter	2019	2018	Total
	(CLP million)		Change %
Net sales	377,362	372,170	1.4
Cost of sales	(199,607)	(186,466)	7.0
% of Net sales	52.9	50.1
Gross profit	177,755	185,704	(4.3)
MSD&A	(158,216)	(150,566)	5.1
% of Net sales	41.9	40.5
Other operating income/(expenses)	5,192	1,584	227.8
EBIT	24,731	36,722	(32.7)
EBIT margin %	6.6	9.9
Net financial expenses	(1,258)	(3,933)	(68.0)
Equity and income of JVs and associated	(6,743)	(4,148)	62.5
Foreign currency exchange differences	916	(4,527)	(120.2)
Results as per adjustment units	(3,674)	(435)	745.4
Other gains/(losses)	3,488	2,913	19.7
Non-operating result	(7,271)	(10,130)	(28.2)
Income/(loss) before taxes	17,460	26,592	(34.3)
Income taxes	3,622	(11,395)	(131.8)
Net income for the period	21,082	15,196	38.7

Net income attributable to:
The equity holders of the parent	18,040	12,430	45.1
Non-controlling interest	(3,042)	(2,767)	10.0

EBITDA	51,879	57,490	(9.8)
EBITDA margin %	13.7	15.4

Including the effect of the Transaction:
EBIT	24,731	245,656	(89.9)
EBIT margin %	6.6	66.0
EBITDA	51,879	266,425	(80.5)
EBITDA margin %	13.7	71.6
Net income (attributable to equity holders of the parent)	18,040	165,926	(89.1)

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	48.8	33.6	45.1
Earnings per ADR (CLP)	97.6	67.3	45.1

Depreciation	27,148	20,769	30.7
Capital Expenditures	33,927	29,650	14.4

PRESS RELEASE
Exhibit 2: Consolidated Income Statement (Six months ended on June 30, 2019)
YTD as of June	2019	2018	Total
	(CLP million)		Change %
Net sales	854,220	844,333	1.2
Cost of sales	(430,990)	(394,311)	9.3
% of Net sales	50.5	46.7
Gross profit	423,230	450,022	(6.0)
MSD&A	(332,673)	(324,702)	2.5
% of Net sales	38.9	38.5
Other operating income/(expenses)	10,068	2,201	357.5
EBIT	100,624	127,520	(21.1)
EBIT margin %	11.8	15.1
Net financial expenses	(1,253)	(7,357)	(83.0)
Equity and income of JVs and associated	(10,322)	(7,140)	44.6
Foreign currency exchange differences	1,276	(5,331)	(123.9)
Results as per adjustment units	(4,502)	(538)	736.3
Other gains/(losses)	2,611	1,963	33.0
Non-operating result	(12,190)	(18,403)	(33.8)
Income/(loss) before taxes	88,434	109,117	(19.0)
Income taxes	(14,944)	(33,078)	(54.8)
Net income for the period	73,490	76,039	(3.4)

Net income attributable to:
The equity holders of the parent	66,556	69,175	(3.8)
Non-controlling interest	(6,934)	(6,864)	1.0

EBITDA	152,307	170,061	(10.4)
EBITDA margin %	17.8	20.1

Including the effect of the Transaction:
EBIT	100,624	336,455	(70.1)
EBIT margin %	11.8	39.8
EBITDA	152,307	378,995	(59.8)
EBITDA margin %	17.8	44.9
Net income (attributable to equity holders of the parent)	66,556	222,671	(70.1)

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	180.1	187.2	(3.8)
Earnings per ADR (CLP)	360.2	374.4	(3.8)

Depreciation	51,682	42,540	21.5
Capital Expenditures	60,194	58,582	2.8

PRESS RELEASE
Exhibit 3: Segment Information (Second Quarter 2019)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2019	2018	YoY %	2019	2018	YoY %	2019	2018	YoY %
Volumes	3,917	3,834	2.2	1,629	1,605	1.5	362	367	(1.6)
Net sales	235,434	228,108	3.2	92,608	94,605	(2.1)	54,191	53,646	1.0
Net sales (CLP/HL)	60,103	59,503	1.0	56,859	58,957	(3.6)	149,863	146,022	2.6
Cost of sales	(114,305)	(107,514)	6.3	(52,954)	(44,161)	19.9	(34,620)	(35,965)	(3.7)
% of Net sales	48.6	47.1		57.2	46.7		63.9	67.0
Gross profit	121,129	120,593	0.4	39,655	50,444	(21.4)	19,571	17,681	10.7
% of Net sales	51.4	52.9		42.8	53.3		36.1	33.0
MSD&A	(91,778)	(92,008)	(0.2)	(51,218)	(44,334)	15.5	(14,324)	(12,954)	10.6
% of Net sales	39.0	40.3		55.3	46.9		26.4	24.1
Other operating income/(expenses)	210	361		4,762	1,369		131	39
EBIT	29,561	28,946	2.1	(6,801)	7,479	(190.9)	5,378	4,765	12.9
EBIT margin	12.6	12.7		7.3	7.9		9.9	8.9
EBITDA	46,029	43,930	4.8	617	10,880	(94.3)	7,769	6,757	15.0
EBITDA margin	19.6	19.3		0.7	11.5		14.3	12.6
Including the effect of the Transaction:
EBIT	29,561	28,946	2.1	(6,801)	218,708	(103.1)	5,378	4,765	12.9
EBITDA	46,029	43,930	4.8	617	222,109	(99.7)	7,769	6,757	15.0

	4. Other/eliminations			Total
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2019	2018	YoY %	2019	2018	YoY %
Volumes	(18)			5,889	5,806	1.4
Net sales	(4,871)	(4,189)	16.3	377,362	372,170	1.4
Net sales (CLP/HL)				64,076	64,106	(0.0)
Cost of sales	2,272	1,175	93.3	(199,607)	(186,466)	7.0
% of Net sales				52.9	50.1
Gross profit	(2,600)	(3,014)	(13.7)	177,755	185,704	(4.3)
% of Net sales				47.1	49.9
MSD&A	(896)	(1,270)	(29.4)	(158,216)	(150,566)	5.1
% of Net sales				41.9	40.5
Other operating income/(expenses)	89	(185)		5,192	1,584
EBIT	(3,407)	(4,469)	(23.8)	24,731	36,722	(32.7)
EBIT margin				6.6	9.9
EBITDA	(2,535)	(4,077)	(37.8)	51,879	57,490	(9.8)
EBITDA margin				13.7	15.4
Including the effect of the Transaction:
EBIT	(3,407)	(6,764)	(49.6)	24,731	245,656	(89.9)
EBITDA	(2,535)	(6,372)	(60.2)	51,879	266,425	(80.5)

PRESS RELEASE
Exhibit 4: Segment Information (Six months ended on June 30, 2019)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2019	2018	YoY %	2019	2018	YoY %	2019	2018	YoY %
Volumes	9,350	9,020	3.7	4,012	3,731	7.5	656	664	(1.2)
Net sales	549,580	530,669	3.6	213,757	225,760	(5.3)	98,871	95,576	3.4
Net sales (CLP/HL)	58,776	58,830	(0.1)	53,285	60,510	(11.9)	150,758	143,968	4.7
Cost of sales	(255,093)	(236,213)	8.0	(115,250)	(95,871)	20.2	(64,056)	(64,510)	(0.7)
% of Net sales	46.4	44.5		53.9	42.5		64.8	67.5
Gross profit	294,488	294,456	0.0	98,507	129,890	(24.2)	34,816	31,067	12.1
% of Net sales	53.6	55.5		46.1	57.5		35.2	32.5
MSD&A	(202,509)	(196,434)	3.1	(102,858)	(101,353)	1.5	(26,746)	(24,484)	9.2
% of Net sales	36.8	37.0		48.1	44.9		27.1	25.6
Other operating income/(expenses)	675	149		8,696	1,624		180	322
EBIT	92,653	98,171	(5.6)	4,345	30,160	(85.6)	8,249	6,904	19.5
EBIT margin	16.9	18.5		2.0	13.4		8.3	7.2
EBITDA	124,473	129,171	(3.6)	18,041	37,101	(51.4)	12,865	10,728	19.9
EBITDA margin	22.6	24.3		8.4	16.4		13.0	11.2
Including the effect of the Transaction:
EBIT	92,653	98,171	(5.6)	4,345	241,389	(98.2)	8,249	6,904	19.5
EBITDA	124,473	129,171	(3.6)	18,041	248,330	(92.7)	12,865	10,728	19.9

	4. Other/eliminations			Total
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2019	2018	YoY %	2019	2018	YoY %
Volumes	(20)			13,998	13,415	4.3
Net sales	(7,989)	(7,674)	4.1	854,220	844,333	1.2
Net sales (CLP/HL)				61,026	62,939	(3.0)
Cost of sales	3,408	2,283	49.3	(430,990)	(394,311)	9.3
% of Net sales				50.5	46.7
Gross profit	(4,580)	(5,391)	(15.0)	423,230	450,022	(6.0)
% of Net sales				49.5	53.3
MSD&A	(561)	(2,431)	(76.9)	(332,673)	(324,702)	2.5
% of Net sales				38.9	38.5
Other operating income/(expenses)	518	107		10,068	2,201
EBIT	(4,624)	(7,715)	(40.1)	100,624	127,520	(21.1)
EBIT margin				11.8	15.1
EBITDA	(3,072)	(6,939)	(55.7)	152,307	170,061	(10.4)
EBITDA margin				17.8	20.1
Including the effect of the Transaction:
EBIT	(4,624)	(10,010)	(53.8)	100,624	336,455	(70.1)
EBITDA	(3,072)	(9,234)	(66.7)	152,307	378,995	(59.8)

PRESS RELEASE
Exhibit 5: Balance Sheet
	June 30	December 31
	2019	2018
	(CLP million)
ASSETS
Cash and cash equivalents	153,452	319,014
Other current assets	538,861	621,993
Total current assets	692,313	941,007

PP&E (net)	1,066,094	1,021,267
Other non current assets	439,292	443,591
Total non current assets	1,505,387	1,464,858
Total assets	2,197,700	2,405,865

LIABILITIES
Short term financial debt	78,608	62,767
Other liabilities	313,341	582,957
Total current liabilities	391,950	645,724

Long term financial debt	252,177	228,185
Other liabilities	153,919	142,839
Total non current liabilities	406,096	371,025
Total Liabilities	798,045	1,016,749

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(144,820)	(151,048)
Retained earnings	871,071	868,482
Total equity attributable to equity holders of the parent	1,288,944	1,280,127
Non - controlling interest	110,710	108,989
Total equity	1,399,655	1,389,116
Total equity and liabilities	2,197,700	2,405,865

OTHER FINANCIAL INFORMATION

Total Financial Debt	330,785	290,952

Net Financial Debt	177,333	(28,062)

Liquidity ratio	1.77	1.46
Total Financial Debt / Capitalization	0.19	0.17
Net Financial Debt / EBITDA	0.53	(0.05)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 7, 2019